Exhibit 12.1

Triad Hospitals, Inc

Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before minority interests and income taxes	$362.4	$382.8	$215.2	$161.4	$220.5
Fixed charges, exclusive of capitalized interest	154.2	141.2	139.7	154.3	153.3

Income as adjusted	$516.6	$524.0	$354.9	$315.7	$373.8

Fixed Charges:
Interest charged to expense	$115.3	$110.6	$113.7	$133.7	$135.6
Portion of rents representative of interest	38.9	30.6	26.0	20.6	17.7

	154.2	141.2	139.7	154.3	153.3
Interest expense included in cost of plant construction	5.2	5.5	5.6	1.8	4.6

	$159.4	$146.7	$145.3	$156.1	$157.9

Ratios of Earnings to Fixed Charges	3.2	3.6	2.4	2.0	2.4